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                                                                    Exhibit 99.1

                       JOINT CEO/CFO CERTIFICATE REQUIRED

              UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      Each of the undersigned, the Chief Executive Officer and the Chief Financial Officer of Kinross Gold Corporation (the "Company"), hereby certifies, pursuant to 18 U.S.C. sec.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Company's report on Form-40-F/A, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 19, 2002


                                            /s/ Robert M. Buchan
                                            ------------------------------------
                                            Robert M. Buchan
                                            Chief Executive Officer



                                            /s/ Brian W. Penny
                                            ------------------------------------
                                            Brian W. Penny
                                            Chief Financial Officer